The 2023 ETF Series Trust

234 West Florida Street, Suite 203

Milwaukee, WI 53204

December 15, 2025

VIA EDGAR TRANSMISSION

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	The 2023 ETF Series Trust (the “Trust”)
Post-Effective Amendment No. 13 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-272579, 811-23883

Dear Mr. Cowan:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on December 1, 2025, with respect to the Amendment and the Trust’s proposed three new series, the TimesSquare Quality Mid Cap Growth ETF, TimesSquare Quality Small-Mid Cap Growth ETF, and the TimesSquare Quality International Small Cap Growth ETF (each, a “Fund,” and together, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Prospectus

1.	General Comment – please apply comments made in one section of the registration statement to similar sections of the registration statement, as applicable.

Response: The Trust confirms that it has, where applicable, applied the comments below and responses related to one section of the registration statement to other similar sections of the registration statement.

2.	The first paragraph of each Fund’s principal investment strategies section defines “quality growth” as:

securities that in aggregate have Profitability and Growth factor exposures that are equal or greater than the Index, where growth reflects a company’s ability to expand its sales and earnings over time, based on both historical results and analyst forecasts; and profitability measures how efficiently a company generates earnings, based on factors including profit margins and returns.

In disclosure, please clarify whether the “Profitability and Growth factor exposures” referenced in this definition are publicly available or internally generated measurements.

Response: The Trust has revised each Fund’s disclosure to clarify, “Profitability and Growth factor exposures, as measured by an unaffiliated third-party data provider.” Supplementally, the Trust notes to the Staff that each Fund currently uses MSCI Barra for this data.

3.	The second half of the first sentence of the second paragraph of each Fund’s principal investment strategies section states that the Fund invests in companies “that, in TimesSquare’s view, are currently undervalued by the stock market relative to their earnings growth rates and/or potential for long-term capital appreciation” (italics added here for emphasis). As currently phrased, this appears to suggest that when making investment decisions, TimesSquare could potentially invest a significant portion (or all) of the Fund’s portfolio based on value-strategy considerations rather than seeking to invest in growth companies as the first half of the same sentence and the Fund’s name both suggest. In disclosure, please revise this sentence to clarify how TimesSquare makes investment decisions consistent with each Fund’s investment policy to invest at least 80% of its assets in securities of quality growth companies.

Response: The Trust has revised the relevant sentence in each Fund’s prospectus disclosure to address the Staff’s comment.

4.	In each Fund’s Principal Risk Factors disclosures, consider whether investing in convertible securities and securities that carry the right to buy common stocks (e.g., rights and warrants) should be disclosed as principal risk factors for these Funds.

Response: The Trust has added convertible securities and rights and warrants risk language to each Fund’s Item 4 and Item 9 risk disclosures.

5.	For the TimesSquare Quality International Small Cap Growth ETF, the staff notes that the Amended Names Rule (Rule 35d-1 under the 1940 Act) adopting release suggests that while the term “international” by itself does not require an 80% test, when international in a fund’s name is used to create a descriptive phrase along with another term may require an 80% test. Accordingly, consider removing the separate 40% and 30% tests and incorporate a definition of how the Fund defines international companies directly following the 80% investment policy.

Response: The TimesSquare Quality International Small Cap Growth ETF has revised the relevant disclosure as follows:

Under normal circumstances, the Fund will invest at least 80% of the value of its net assets, plus any borrowings for investment purposes, in equity securities of international small-capitalization companies that exhibit attributes of a quality growth company. For the purposes of designating international companies, the Fund will invest in and/or have investments that expose the Fund to a minimum of four countries, including the United States. The Fund considers an issuer to be located outside the United States if: it is organized outside the United States; it maintains a principal place of business outside the United States; its securities are traded principally outside the United States; it derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed outside the United States; or it has at least 50% of its assets outside the United States.

6.	The Principal Investment Strategies disclosure responding to Item 9 of Form N-1A (i.e., the Additional Information About the Fund – Principal Investment Strategies section of this prospectus) should generally be an expansion of summary discussion of the Fund’s Principal Investment Strategies responding to Item 9 of Form N-1A. Please consider revising the relevant disclosure accordingly.

Response: As required by Item 4 of Form N-1A, the Fund’s summary prospectus describes the Fund’s principal investment strategies. Additional information associated with the Fund’s principal investment strategies is described within the statutory prospectus. General Instruction C.(3)(a) of Form N-1A provides that “[i]information that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Registrant submits that the principal investment strategies disclosed in response to Item 4 need not be identified again in response to Item 9(b). Accordingly, the Registrant respectfully submits that no revisions are necessary.

If you have any questions or require further information, please contact Jonathan Massey at (262) 226-4032 or jmassey@tidalfg.com.

Sincerely,

/s/ Lissa Richter

Lissa Richter

Secretary of the Trust

The 2023 ETF Series Trust